Tuniu Corporation

Tuniu Building No. 32

Suningdadao, Xuanwu District

Nanjing, Jiangsu Province 210042

People’s Republic of China

December 28, 2022

VIA EDGAR

Ms. Jennifer O'Brien

Ms. Shannon Buskirk

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tuniu Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on April 29, 2022 (File No. 001-36430)

Dear Ms. O'Brien and Ms. Buskirk,

This letter sets forth the Company’s responses to the comments contained in the letter dated December 16, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 29, 2022 (the “2021 Form 20-F”) and the Company’s response letters submitted on September 27, 2022 and November 16, 2022, respectively. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information

D. Risk Factors, page 11

1.	We note from your revised disclosure in response to prior comment 2 that “the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong and Macau which operate under different sets of laws from mainland China.” Therefore, we reissue prior comment 2 in part.

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

December 28, 2022

Where appropriate, explain how commensurate laws in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company’s operations in Hong Kong and Macau, associated with those laws. For example, please clarify whether a different set of laws apply to entities or businesses in Hong Kong and Macau as it relates to the disclosure in the following risk factors on pages 3 and 35, respectively:

•	“Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs”; and

•	“We conduct our business in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions...”).

As part of your revised disclosure, address the risk that that the Chinese government may intervene or influence your operations in Hong Kong and Macau at any time.

The Company respectfully advises the Staff that (i) prior to 2020, the Company’s operations in Hong Kong and Macau were not material to the Company as a whole, and regulatory actions in Hong Kong and Macau did not have a material impact on the Company’s ability to conduct business, accept foreign investments or maintain listing status on the Nasdaq Global Market and (ii) the Company has almost no business operations in Hong Kong and Macau since the outbreak of COVID-19 in early 2020 except for one office and servers located in Hong Kong, and therefore, the Company does not believe that incremental disclosure relating to its business operations in Hong Kong and Macau is necessary.

The Company further respectfully advises the Staff that Hong Kong and Macau currently operate under different sets of laws from mainland China, and the national laws and regulations of the PRC are not applicable to business operations in Hong Kong and Macau, except for those listed in the Basic Law of the Hong Kong Special Administrative Region of the PRC and Basic Law of the Macau Special Administrative Region of the PRC, respectively.

For the reasons stated above, the Company does not believe the requested disclosure is warranted in light of the legal framework of Hong Kong and Macau and the fact that it does not have business operations in Hong Kong and Macau. In the event that the Company engages in business operations in Hong Kong and Macau which become more significant in the future, the Company will address and provide disclosure as appropriate.

*      *      *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 25 8685 3969 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Anqiang Chen
Anqiang Chen
Financial Controller

cc:	Dunde Yu, Chief Executive Officer, Tuniu Corporation
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP